Exhibit 99.1

Tiziana Life Sciences Announces Presentations on Intranasal Foralumab at the “Preserving the Brain” Scientific Conference and Exhibit at Prada Rong Zhai in Shanghai

●	Exhibition will run from March 31st to May 21st, 2023, at Prada Rong Zhai
●	Scientific Conference will be held on April 20th, 2023, at Prada Rong Zhai

NEW YORK, April 10, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that poster presentations on intranasal foralumab are being presented at the “Preserving the Brain” scientific conference and exhibit held at the Fondazione Prada in Rong Zhai in Shanghai.

“Preserving the Brain” is a scientific forum and exhibit on neurodegenerative diseases as part of the “Human Brains” neuroscience project held in Fondazione Prada in Shanghai, China. In collaboration with thirteen of the most relevant international neuroscience institutes and universities, the aim of this event is to stimulate an open and critical exchange between international scientists and experts on neurodegenerative diseases.

“I am absolutely thrilled that foralumab has once again been invited to be presented at the Fondazione Prada’s “Preserving the Brain” international forum, this year being held in Shanghai” commented Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana Life Sciences. “Having our lead asset Foralumab, the only fully human anti-CD3 highlighted again at an esteemed cultural institution such as Fondazione Prada only further validates our passion and focus to advance this novel therapy in neuroinflammatory diseases.”

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120